Exhibit 99.95

ARRANGEMENT AGREEMENT DATED for reference the 11th day of June, 2013.

BETWEEN:

ENERGY FUELS INC., a company duly organized under the laws of Ontario and having an office at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6

(hereinafter called “EFI”)

OF THE FIRST PART

AND:

STRATHMORE MINERALS CORP., a company duly organized under the laws of British Columbia and having an office at #950, 1130 West Pender Street, Vancouver, British Columbia, Canada, V6E 4A4

(hereinafter called “Strathmore”)

OF THE SECOND PART

AND:

0971890 B.C. LTD., a company duly organized under to the laws of British Columbia and having an office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada, V7X 1T2

(hereinafter called “Subco”)

OF THE THIRD PART

WHEREAS THE PARTIES HAVE AGREED that:

A.

EFI, Strathmore and Subco wish to proceed with a business combination transaction whereby Subco and Strathmore will merge and the shareholders of Strathmore will receive common shares of EFI in consideration of the indirect acquisition by EFI of their Strathmore Shares.

B.	The Parties hereto intend to carry out the proposed business combination transaction by way of a plan of arrangement under the provisions of the BCBCA.

C.	EFI will apply to have the EFI Payment Shares and EFI Consideration Securities issued pursuant to the Arrangement listed for trading on the Toronto Stock Exchange.

THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, the parties hereto agree each with the other as follows:

ARTICLE 1 - DEFINITIONS

1.1 In this Agreement, all capitalized terms which are not otherwise defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement;

(a)

“Acquisition Proposal” means, with respect to a Party, any proposal or offer, or public announcement of an intention to make a proposal or offer, to such Party or its security holders from any Person or group of Persons "acting jointly or in concert" (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)

any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of such Party;

(ii)

any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of such Party or its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of such Party, and for clarity including Strathmore’s interest in any of the Roca Honda Project, the Gas Hills Project and/or the Copper King Project;

(iii)

any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in such Party or any of its subsidiaries representing 20% or more of the issued and outstanding equity or voting interests of such Party; and

(iv) any arrangement whereby effective operating control of Strathmore is granted to another party;

(b)

“Applicable Securities Laws” means the securities laws, regulations, and rules, and all policies thereunder, in each of the Provinces of Canada in which either EFI or Strathmore is a reporting issuer or equivalent, and the rules of the TSX;

(c)

“Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Sections 8.1 and 8.2 of this Arrangement Agreement or Article 6 of the Plan of Arrangement, or made at the direction of the Court in the Final Order with the consent of EFI and Strathmore, each acting reasonably;

(d)	“BCBCA” means the Business Corporations Act (British Columbia), as amended;

(e)	“business day” means a day, other than a day that is a Saturday, a Sunday or a civic or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(f)

“Cancellation Consideration” means the aggregate number of EFI Shares as are issuable in satisfaction of 50% of the Change of the Control Obligations that may be owing from time to time to all Former Employees; the number of EFI Shares issuable to each Former Employee being determined based on the volume weighted average price of the EFI Shares on the TSX over the five trading days prior to the date upon which the Employment Termination Obligation is payable to such Former Employee (the “Share Price”), such that the product of the Share Price and the number of EFI Shares issuable to such Former Employee equals 50% of the Employment Termination Obligation owing to such Former Employee;

(g)	“CFIUS” and “CFIUS Notice” have the meanings ascribed thereto in Subsection 5.1(g);

(h)	“Confidentiality Agreement” means the confidentiality agreement between EFI and Strathmore dated as of December 19, 2012;

(i)	“Copper King Project” means the mineral exploration project located in Laramie County, Wyoming comprised of Wyoming State Mining Leases, set out in Schedule “E”;

(j)	“Court” means the Supreme Court of British Columbia;

(k)	“Effective Date” means August 30, 2013 or such earlier or later date on which EFI and Strathmore may agree for the date of completion of the Arrangement;

(l)	“EFI Common Shares” means common shares in the capital of EFI, as constituted on the date hereof;

(m)	“EFI Convertible Securities” has the meaning ascribed thereto in Subsection 3.1(f);

(n)	“EFI Information Circular” means the information circular to be sent to shareholders of EFI in connection with the EFI Meeting;

(o)	“EFI Locked-up Shareholders” means KEPCO and the directors and senior officers of EFI;

(p)

“EFI Meeting” means the meeting of shareholders of EFI to be held to approve the Arrangement, if such shareholder approval is required by the TSX as a condition to the TSX accepting notice of the Arrangement and listing the EFI Payment Shares;

(q)	“EFI Payment Shares” means the EFI Common Shares issuable to the shareholders of Strathmore pursuant to the Arrangement;

(r)

“EFI’s Properties” means all of EFI’s and EFI Subs’ mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights) as set out in EFI’s Public Record;

(s)

“EFI Subs” means Energy Fuels Holdings Corp., Energy Fuels Resources Corporation, Titan Uranium Inc., Uranium Power Corp., Energy Fuels Wyoming Inc., Magnum Uranium Corp., Magnum Mineral USA Corp., Colorado Plateau Partners LLC, EFR White Canyon Corp., EFR White Mesa LLC, EFR Arizona Strip LLC, EFR Henry Mountains LLC, EFR Colorado Plateau LLC, Energy Fuels Resources (USA) Inc., White Canyon Uranium Ltd., and Subco;

(t)

“EFI Consideration Securities” means the EFI Common Shares issuable as Cancellation Consideration and upon the exercise of any EFI Replacement Warrants and EFI Replacement Options issued pursuant to the Arrangement;

(u)

“Employment Termination Obligations” means the financial obligations owed to Former Employees as a result of the Termination (as defined in the Employment Termination Policy) of such Former Employees within six months after the Effective Time;

(v)	“Employment Termination Policy” means the Strathmore Group Employment Termination Policy Effective as of and from January 1, 2009;

(w)	“Final Order” means the final order to be made by the Court approving the Arrangement as provided for in Section 2.3;

(x)

“Former Employee” means each Employee (as defined in the Employment Termination Policy) who (A) is subject to the Employment Termination Policy, (B) has entered into a Letter Agreement, and (C) within six months following the Effective Time, is Terminated (as defined in the Employment Termination Policy), other than an Employee who is Terminated for Just Cause (as defined in the Employment Termination Policy), and “Former Employees” means all of them;

(y)

“Gas Hills Project” means the mineral exploration project located in Fremont and Natrona Counties, Wyoming comprised of United States federal unpatented mining claims, Wyoming State mineral leases, private mineral leases, and surface rights set out in Schedule “F”;

(z)	“Indemnified Party” has the meaning ascribed thereto in Section 9.1;

(aa)	“Indemnifying Party” has the meaning ascribed thereto in Section 9.1;

(bb)	“Interim Order” has the meaning ascribed thereto in Subsection 2.2(f);

(cc)

“Interim Period” means the period commencing on May 23, 2013 and ending on the first to occur of (i) the Effective Date, and (ii) the date on which this Agreement is terminated in accordance with its terms;

(dd)	“KEPCO” means Korea Electric Power Corp.;

(ee)

“Letter Agreements” means the letter agreements among Strathmore, EFI and each of the Former Employees providing for the issuance of the Cancellation Consideration in satisfaction of 50% of such Employment Termination Obligations as may be owing to such Former Employees from time to time;

(ff)

“Lien” means any lien, mortgage, charge, hypothec, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property;

(gg)

“Material Adverse Effect” and “Material Adverse Change” means, in respect of any Party, an effect on or change in facts, respectively, which either individually or in the aggregate, are or would reasonably be expected to be material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party, taken as a whole, other than any change, effect, event or occurrence:

	(i)	relating to the U.S., Canadian or global economy, political conditions or securities markets in general;

	(ii)	affecting the worldwide uranium mining or uranium milling industries or nuclear power generation industry in general; or

	(iii)	resulting from changes in the price of uranium;

	(iv)	relating to a change in the market trading price of shares of that Party, either:

(A)	related to this Agreement and the Arrangement of the announcement thereof, or

(B)

related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above, or clause (v), below; or

(v)

relating to any generally applicable change in applicable laws (other than orders, judgments or decrees against such person, any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (i), (ii) or (v) above does not primarily relate only to (or have the effect of primarily relating only to) the Party and its subsidiaries, taken as a whole, or disproportionately adversely affect the Party and its subsidiaries taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

(hh)

“Material Contracts” means each contract or understanding, written or oral, to which Strathmore or EFI or any of its subsidiaries is a party which involves a price or consideration of more than US$50,000, or which could materially affect the business or financial condition of Strathmore or EFI, respectively;

(ii)	“material fact”, “material change” and “misrepresentation” have the meanings ascribed to them by the Securities Act (British Columbia);

(jj)	“Match Period” has the meaning ascribed thereto in Subsection 6.5(d);

(kk)	“Merged Company” has the meaning given to it in the Plan of Arrangement.

(ll)	“OTC-QX” means the over-the-counter market of that name operated by OTC Markets Group Inc.

(mm)	“Outside Date” means September 30, 2013, or such later date as may be agreed in writing by the Parties;

(nn)	“Party” means any one of EFI, Strathmore or Subco, and “Parties” means all of them as the context requires;

(oo)	“Plan of Arrangement” means the plan of arrangement to be substantially in the form and content of Schedule “A” attached hereto, as amended or varied pursuant to the terms hereof and thereof;

(pp)	“Potential Acquisition Proposal” has the meaning ascribed thereto in Subsection 6.3(a);

(qq)

“Public Record” of a party means all publicly available information filed by that party with any stock exchange or securities regulatory authority in compliance, or intended compliance, with the rules of such stock exchange or applicable securities laws;

(rr)	“Registrar” means the Registrar of Companies appointed pursuant to the BCBCA;

(ss)	“Reno Creek Closing” has the meaning ascribed thereto in Section 12.1;

(tt)	“Reno Creek Royalty” has the meaning ascribed thereto in Section 12.1;

(uu)

"Representative" means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

(vv)

“Roca Honda Project” means the mineral exploration project located in McKinley County, New Mexico comprised of the United States federal unpatented mining claims, surface rights and New Mexico State Mining Lease set out in Schedule “D”;

(ww)	“Royalty Payment Note” has the meaning ascribed thereto in Section 12.1;

(xx)	“Section 3(a)(10) Exemption” has the meaning ascribed thereto in Section 2.2;

(yy)	“Section 721” has the meaning ascribed thereto in Subsection 5.1(g);

(zz)

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in (i) each of the provinces and territories of Canada, (ii) the United States of America, and (iii) each of the states of the United States of America;

(aaa)

“securityholders” means individuals, corporations or other entities that are the legal and beneficial owner of shares, options, restricted stock units, warrants or other securities convertible into shares as the case may be;

(bbb)	“Strathmore Convertible Securities” has the meaning ascribed thereto in Subsection 3.2(f);

(ccc)	“Strathmore Disclosure Letter” means the disclosure letter executed by Strathmore and delivered to EFI in connection with the execution of this Agreement;

(ddd)

“Strathmore Financial Statements” means the audited consolidated financial statements for the years ended December 31, 2012 and 2011, and the unaudited consolidated financial statements of Strathmore for the three months ended March 31, 2013;

(eee)	“Strathmore Information Circular” means the information circular to be sent to shareholders of Strathmore in connection with the Strathmore Meeting;

(fff)	“Strathmore Locked-up Shareholders” means KEPCO, and the directors and senior officers of Strathmore;

(ggg)	“Strathmore Material Agreements” has the meaning ascribed thereto in Subsection 3.2(n);

(hhh)

“Strathmore Meeting” means the meeting of shareholders of Strathmore to be held in accordance with the Interim Order, at which meeting the shareholders of Strathmore shall be asked to consider and, if thought fit, approve the Arrangement,

(iii)

“Strathmore’s Properties” means all of Strathmore’s and the Strathmore Subs’ mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights) as set out in the Strathmore Public Record;

(jjj)	“Strathmore Shares” means common shares in the capital of Strathmore, as constituted on the date hereof;

(kkk)	“Strathmore Subs” means Strathmore Resources (US) Ltd., Roca Honda Resources, LLC, Saratoga Gold Company Ltd., and Wyoming Gold Mining Company, Inc.;

(lll)

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from a breach of Article 6 of this Agreement by Strathmore or its Representatives and that the Strathmore Board of Directors determines in good faith after consultation with its legal and financial advisors:

(i)

is made to Strathmore or all the Strathmore common shareholders and in compliance with applicable securities Laws, and is made for all or substantially all of the assets of Strathmore or all Strathmore shares not owned by the person making the Acquisition Proposal;

(ii)

if the consideration under such Acquisition Proposal includes cash, arrangements have been made that would, if such Acquisition Proposal were a take-over bid or issuer bid, satisfy the requirements of Section 2.27 of Multilateral Instrument 62-104 –Takeover Bids and Issuer Bids;

(iii)

if consummated in accordance with its terms (but not assuming away any risk of non- completion), would result in a transaction financially superior for Strathmore and its security holders than the transaction contemplated by this Agreement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Strathmore Board of Directors);

(iv) is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal, provided that;

(v)

is not subject to approval by the board of directors or the equivalent of the third party, is not subject to the third party receiving a fairness opinion or similar evaluation, and is not subject to a due diligence condition; and

(vi) that the taking of action in respect of such Acquisition Proposal is necessary for the Strathmore Board of Directors in the discharge of its fiduciary duties under applicable Laws;

(mmm)	“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 6.5(c);

(nnn)	“TSX” means the Toronto Stock Exchange; and

(ooo)	“U.S. Securities Act” has the meaning ascribed thereto in Section 2.2.

ARTICLE 2 - ARRANGEMENT

2.1 The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties on the advice of their respective legal, tax and financial advisors.

2.2 The parties agree that the Arrangement will be carried out with the intention that all EFI Payment Shares and other securities of EFI issued on completion of the Arrangement to the securityholders of Strathmore will be issued by EFI in reliance on the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the securityholders of Strathmore;

(d)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the securityholders of Strathmore;

(e)

Strathmore will ensure that each securityholder entitled to receive securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(f)

the interim order (the “Interim Order”) of the Court approving the Strathmore Meeting will specify that each securityholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(g)

the Strathmore securityholders will be advised that the EFI Payment Shares and EFI Consideration Securities to be issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by EFI in reliance on the Section 3(a)(10) Exemption and may be subject to restrictions on resale under the securities laws of the United States.

2.3 Strathmore shall, as soon as reasonably practicable, apply to the Court pursuant to Section 288 of the BCBCA for the Interim Order providing for, among other industry standard provisions, the calling and holding of the Strathmore Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement, and for the form of approval by the shareholders of Strathmore of the Arrangement, including, if so required by Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), minority shareholder approval in accordance with MI 61-101. If the approval of the Arrangement as set forth in the Interim Order is obtained, Strathmore and Subco shall take the necessary steps to submit the Arrangement to the Court and apply for the final order (the “Final Order”) in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to satisfaction or waiver of any other conditions provided for in this Agreement, Strathmore and Subco shall file with the Registrar, pursuant to Section 292 of the BCBCA, a certified copy of the Final Order and all other necessary documents to give effect to the Arrangement.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

Representations and Warranties of EFI

3.1 EFI represents and warrants to Strathmore, and acknowledges that Strathmore is relying thereon, that as of the date of this Agreement:

(a)	The board of directors of each of EFI and Subco has unanimously approved the entering into of this Agreement by EFI and Subco, respectively.

(b)

EFI and each of the EFI Subs is a corporation or limited liability company (as applicable) duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. EFI and each of the EFI Subs has the requisite power and authority to carry on its business as it is now being conducted. EFI and each of the EFI Subs is duly registered to do business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on EFI, taken as a whole, or on the ability of the EFI to consummate the transactions contemplated hereby.

(c)

Each of EFI and Subco has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of each of EFI and Subco, and no other corporate proceedings on the part of EFI or Subco are necessary to authorize this Agreement and the transactions contemplated hereby other than the approval of EFI’s shareholders, to the extent that such approval is a condition to the acceptance by the TSX of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of EFI and Subco and constitutes a legal, valid and binding obligation of each of EFI and Subco enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and equitable remedies, including specific performance, are discretionary and may not necessarily be ordered by a court.

(d)

Neither the execution nor the delivery of this Agreement by EFI and Subco, nor the consummation of the transactions contemplated hereby, nor compliance by EFI and Subco with any of the provisions hereof will:

(i)

violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the material properties or assets of EFI or any of the EFI Subs or under any of the terms, conditions or provisions of their respective governing documents or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which EFI or any of the EFI Subs is a party, or to which any of their material properties or assets may be subject, or by which EFI or any of the EFI Subs is bound;

	(ii)	violate any judgment, ruling, order, writ, injunction, determination, award, decree or law applicable to EFI or any of the EFI Subs or any of their material properties or assets; or

(iii)

cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a Material Adverse Effect on EFI, and of the EFI Subs, EFI’s Properties or EFI’s interest therein.

(e)

Except as disclosed in EFI’s Public Record, EFI has complied with and is in compliance with all laws applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on EFI, or on the ability of EFI to consummate the transactions contemplated hereby.

(f)

As at the date hereof, EFI is authorized to issue an unlimited number of common shares without par value (defined herein as “EFI Common Shares”) and Preferred Shares, issuable in series, of which an unlimited number of Series A Preferred Shares have been designated. Schedule “B” sets out the issued and outstanding EFI Common Shares, including the number of EFI Common Shares that may be issued upon exercise, conversion or exchange of options, warrants or other exercisable, convertible, or exchangeable securities of EFI (“EFI Convertible Securities”) and the exercise prices therefor. Except as set forth in Schedule “B”, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by EFI of any securities of EFI (including the EFI Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of EFI (including the EFI Common Shares). All outstanding EFI Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all EFI Common Shares issuable upon the exercise of outstanding EFI Convertible Securities, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g)	As at the date hereof, Subco is authorized to issue an unlimited number of common shares without par value, of which 100 common share without par value are currently issued and outstanding.

(h)

EFI does not have any material subsidiaries other than the EFI Subs. All of the issued and outstanding shares of each of the EFI Subs are owned directly or indirectly, beneficially and of record, by EFI. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by EFI or any Subco of any securities of any Subco or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any Subco.

(i)

All EFI Payment Shares issued pursuant to or in connection with the Arrangement shall be deemed to be or shall have been validly issued and outstanding as fully paid and non-assessable shares for all purposes of the Business Corporations Act (Ontario).

(j)

EFI is a “reporting issuer” in good standing under the securities laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The EFI Common Shares are only listed on, and EFI is in material compliance with the rules and policies of, the TSX. To the knowledge of EFI, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of EFI, expected to be implemented or undertaken, in respect of EFI.

(k)

EFI has filed all documents in its Public Record required to be filed by it in accordance with Applicable Securities Laws and the rules of the TSX. All documents and information comprising EFI’s Public Record, as of their respective dates, complied in all material respects with all Applicable Securities Laws and at the time filed (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(l)

The corporate records and minute books of EFI and each EFI Sub have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of EFI and each EFI Sub in all material respects:

	(i)	have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of EFI and each EFI Sub; and

	(iii)	accurately and fairly reflect the basis for the financial statements of EFI.

(m)

Except as disclosed in EFI’s Public Record, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of EFI, threatened against or relating to EFI or any EFI Sub or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on EFI. None of EFI, any EFI Sub, nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of EFI and any EFI Sub to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on EFI.

(n)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of EFI, threatened against or relating to EFI or any EFI Sub before any Governmental Entity.

(o)

Since September 30, 2010, except as disclosed in EFI’s Public Record, there has been no material change in respect of EFI and its subsidiaries, and there has been no dividend or distribution of any kind declared, paid or made by EFI on any EFI securities.

(p)

Applying customary standards in the mining industry, EFI and/or the EFI Subs has sufficient title to or valid leasehold interests in EFI’s Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Liens, except for such defects in title or Liens, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on EFI. Each lease and agreement granting rights to EFI’s Properties is in full force and effect and constitutes a legal, valid and binding agreement of EFI or an EFI Sub and EFI and/or the EFI Sub, as the case may be, is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. Furthermore, all real and tangible personal property of EFI and the EFI Subs is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on EFI.

(q)

The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of EFI disclosed in EFI’s Public Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of EFI, taken as a whole, from the amounts disclosed in EFI’s Public Record.

(r)	EFI does not own, directly or indirectly, or exercise control or direction over, any Strathmore Shares or Strathmore Convertible Securities.

(s)

Neither the execution nor delivery of this Agreement by EFI or Subco, nor the consummation of the transactions contemplated hereby will result in payments or other obligations becoming due or payable by EFI, or any of the EFI Subs, to any of their respective directors, officers or employees.

(t)

The Board of Directors of EFI has received an opinion from Haywood Securities Inc., joint financial advisor along with Dundee Securities Ltd. to the Board of Directors of EFI, to the effect that, as of the date of such opinion, the transactions contemplated by this Agreement are fair, from a financial point of view, to the securityholders of EFI.

(u)	The Board of Directors of EFI has resolved unanimously to recommend to the shareholders of EFI that they vote in favour of approval of the Transaction at the EFI Meeting.

(v)

Neither the aggregate value of the assets in Canada of EFI and its affiliates nor the gross revenues from sales in, from, or into Canada of EFI and its affiliates, as calculated in accordance with Part IX of the Competition Act (Canada), exceed CDN$300 million.

(w)	EFI is not a “non-Canadian” as that term is defined in, and for the purposes of, the Investment Canada Act (Canada).

Representations and Warranties of Strathmore

3.2 Strathmore represents and warrants to EFI, and acknowledges that EFI is relying thereon, that as of the date of this Agreement, and except to the extent such representations and warranties are qualified by the Strathmore Disclosure Letter:

(a)	The board of directors of Strathmore has unanimously approved the entering into of this Agreement by Strathmore.

(b)

Strathmore and each of the Strathmore Subs is a corporation or limited liability company (as applicable) duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Strathmore and each of the Strathmore Subs has the requisite power and authority to carry on its business as it is now being conducted. Strathmore and each of the Strathmore Subs is duly registered to do business, and is in good standing, in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Strathmore, taken as a whole, or on the ability of Strathmore to consummate the Arrangement.

(c)

Strathmore has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of Strathmore, and no other corporate proceedings on the part of Strathmore are necessary to authorize this Agreement and the transactions contemplated hereby other than the approval by the shareholders of Strathmore in accordance with the Interim Order. This Agreement has been duly executed and delivered by Strathmore and constitutes a legal, valid and binding obligation of Strathmore enforceable against Strathmore in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the rights of creditors, and equitable remedies, including specific performance, are discretionary and may not necessarily be ordered by a court.

(d)

Neither the execution nor the delivery of this Agreement by Strathmore, nor the consummation of the transactions contemplated hereby, nor compliance by Strathmore with any of the provisions hereof will:

(i)

Except as set out in the Strathmore Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of Strathmore’s Properties or under any of the terms, conditions or provisions of its governing documents or any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Strathmore or any Strathmore Sub is a party, or to which it or any of its properties or assets may be subject, or by which Strathmore or any Strathmore Sub is bound; or

	(ii)	violate any judgment, ruling, order, writ, injunction, determination, award, decree or law applicable to Strathmore, any Strathmore Sub or Strathmore’s Properties; or

(iii)

cause the suspension or revocation of any authorization, consent, approval or licence currently in effect which would have a Material Adverse Effect on Strathmore, Strathmore’s Properties or Strathmore’s interest therein.

(e)

Strathmore has complied with and is in compliance with all laws applicable to the operation of its business, except where such non-compliance would not, considered individually or in the aggregate, have a Material Adverse Effect on Strathmore, Strathmore’s Properties or Strathmore’s interest therein, or on the ability of Strathmore to consummate the Arrangement.

(f)

As at the date hereof, Strathmore is authorized to issue an unlimited number of common shares without par value (referred to in this Agreement as “Strathmore Shares”) and Schedule “C” sets out the issued and outstanding Strathmore Shares, including the number of Strathmore Shares that may be issued upon exercise, conversion or exchange of options, warrants or other exercisable, convertible, or exchangeable securities of Strathmore, including Strathmore’s restricted share plan (“Strathmore Convertible Securities”) and the exercise prices (if any) therefor. Except as set forth in Schedule “C”, there are no options, warrants, restricted share units or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Strathmore of any securities of Strathmore (including the Strathmore Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Strathmore (including the Strathmore Shares). All outstanding Strathmore Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Strathmore Shares issuable upon the exercise of outstanding Strathmore Convertible Securities, in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(g)

Strathmore does not have any subsidiaries other than the Strathmore Subs. Except as expressly set out in this Agreement, all of the issued and outstanding shares of each Strathmore Sub are owned, beneficially and of record, by Strathmore. There are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Strathmore or any Strathmore Sub of any securities of any Strathmore Sub or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any Strathmore Sub.

(h)

Strathmore is a “reporting issuer” in good standing under the securities laws of the provinces of British Columbia, Alberta and Ontario. The issued Strathmore Shares are listed only on, and Strathmore is in material compliance with the rules and policies of, the TSX and OTC-QX. To the knowledge of Strathmore, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of Strathmore, expected to be implemented or undertaken, in respect of Strathmore.

(i)

Strathmore has filed all documents in its Public Record required to be filed by it in accordance with Applicable Securities Laws and the rules of the TSX and OTC-QX. Except as specifically disclosed in Strathmore’s Public Record, all documents and information comprising Strathmore’s Public Record, as of their respective dates, complied in all material respects with all Applicable Securities Laws and at the time filed (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)

The corporate records and minute books of Strathmore and each Strathmore Sub have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Strathmore and each Strathmore Sub in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Strathmore and each Strathmore Sub; and (iii) accurately and fairly reflect the basis for the Strathmore Financial Statements.

(k)

Except as disclosed in Strathmore’s Public Record, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Strathmore, threatened against or relating to Strathmore or any Strathmore Sub or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Strathmore. None of Strathmore, any Strathmore Sub, nor any of Strathmore’s Properties are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Strathmore and any Strathmore Sub to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on Strathmore.

(l)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Strathmore, threatened against or relating to Strathmore or any Strathmore Sub before any Governmental Entity.

(m)

Since December 31, 2010, except as disclosed in Strathmore’s Public Record, there has been no material change in respect of Strathmore and the Strathmore Subsidiaries, and there has been no dividend or distribution of any kind declared, paid or made by Strathmore on any Strathmore securities.

(n)

The Strathmore Disclosure Letter provides a list of all agreements to which Strathmore or any Strathmore Subsidiary is a party or by which such person is bound which is material to Strathmore, taken as a whole (the “Strathmore Material Agreements”). Except as disclosed in this Agreement or in the Strathmore Disclosure Letter, all Strathmore Material Agreements: (i) are valid, binding, in full force and effect in all material respects and enforceable by Strathmore or the applicable Strathmore Subsidiary in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not require the consent of any of the parties thereto to the Arrangement.

(o)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Strathmore or any Strathmore Sub any of the material assets of Strathmore, other than as described or contemplated herein or in the Strathmore Disclosure Letter.

(p)

The Strathmore Financial Statements were prepared in accordance with IFRS, consistently applied. The Strathmore Financial Statements fairly present in all material respects the financial condition of Strathmore at the respective dates indicated and the results of operations of Strathmore for the periods covered on a consolidated basis. Except as disclosed in the Strathmore Financial Statements, Strathmore has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on Strathmore.

(q)

EFI agrees that any geological or other technical information concerning Strathmore’s Properties based on interpretation of fact is only provided as information and Strathmore provides no representation or warranty as to its truth or correctness.

(r)

At March 31, 2013, Strathmore had working capital of not less than C$2,345,507, and no long term liabilities; for purposes of calculating such working capital, no value has been attributed to any securities of Mogul Ventures Corp. held by Strathmore or any Strathmore Sub.

(s)

Strathmore currently holds a 60% interest in the Roca Honda Project, subject to a Limited Liability Company Agreement dated as of July 26, 2007 with SC Clean Energy, Inc. and Summit New Energy Holding, LLC.

(t)	Strathmore currently holds a 100% interest in the Gas Hills Project, subject to an agreement dated February 1, 2012 with KEPCO.

(u)	Strathmore currently holds a 100% interest in the Copper King Project.

(v)

Applying customary standards in the mining industry, Strathmore and/or the Strathmore Subs has sufficient title to or valid leasehold interests in Strathmore’s Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Liens, except for such defects in title or Liens, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Strathmore. Each lease and agreement granting rights to Strathmore’s Properties is in full force and effect and constitutes a legal, valid and binding agreement of Strathmore or a Strathmore Sub and Strathmore and/or the Strathmore Sub, as the case may be, is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Strathmore. Furthermore, all real and tangible personal property of Strathmore and the Strathmore Subs is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Strathmore.

(w)

The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of Strathmore disclosed in Strathmore’s Public Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of Strathmore, taken as a whole, from the amounts disclosed in Strathmore’s Public Record.

(x)	Strathmore does not own, directly or indirectly, or exercise control or direction over, any EFI Common Shares or EFI Convertible Securities.

(y)

Strathmore will be required to pay (i) financial advisory fees of $200,000, including a fairness opinion fee, (ii) reasonable fees and expenses of its legal counsel and accountants incurred in respect of the transactions contemplated by this Agreement, (iii) fees payable to the TSX and OTC-QX in respect of the transactions contemplated by this Agreement; and (iv) other reasonable fees, expenses and costs associated with the Arrangement, including printing costs, due diligence costs, and transfer agent’s fees. No other fees are or shall become payable by Strathmore in connection with the transactions contemplated by this Agreement or as a consequence of the execution of this Agreement or the completion of the transactions contemplated by this Agreement.

(z)

Neither the execution nor delivery of this Agreement by Strathmore, nor the consummation of the transactions contemplated hereby, will result in payments or other obligations becoming due or payable by Strathmore, or any of the Strathmore Subs, to any of their respective directors, officers or employees, other than as set out in Schedule “G”.

(aa)

The Board of Directors of Strathmore has received an opinion from Raymond James Ltd., the financial advisor to the Board of Directors of Strathmore, to the effect that, as of the date of such opinion, the transactions contemplated by this Agreement are fair, from a financial point of view, to the shareholders of Strathmore.

(bb)	The Board of Directors of Strathmore has resolved unanimously to recommend to the shareholders of Strathmore that they vote in favour of approval of the Transaction at the Strathmore Meeting.

3.3 The representations and warranties of EFI and Strathmore contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4 - COVENANTS

Covenants of EFI and Subco

4.1 Each of EFI and Subco hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, and co-operate with Strathmore to enable it to do same, and, without limiting the generality of the foregoing, shall:

(a)

use its commercially reasonable best efforts to, prior to the completion of the Arrangement, obtain conditional listing on the TSX of the EFI Payment Shares to be issued in connection with the Arrangement and any EFI Consideration Securities and in connection with the completion of the Arrangement, obtain the final approval of the TSX to the listing on the TSX of the EFI Payment Shares and any EFI Consideration Securities to be issued in connection with the Arrangement;

(b)

use commercially reasonable best efforts to enter into support agreements with each of the Strathmore Locked-Up Shareholders, pursuant to which, among other things, the Strathmore Locked-Up Shareholders will agree, subject to the terms and conditions thereof, to vote the Strathmore Shares held by them in favour of the Arrangement;

(c)

convene and use commercially reasonable best efforts to hold the EFI Meeting on or before August 22, 2013 for the purpose of considering the resolution to approve the Arrangement, to the extent required by the TSX;

(d)

ensure that the information respecting EFI and Subco and EFI’s Properties and the information and consolidated financial statements related to EFI and Subco and the pro forma financial statements provided by EFI to Strathmore for inclusion in the Strathmore Information Circular (including such portions of EFI’s Public Record as are incorporated by reference therein) shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws and the rules of the TSX;

(e)

ensure that the EFI Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of EFI in connection with the EFI Meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with Applicable Securities Laws and the rules of the TSX; provided that EFI assumes no responsibility for the accuracy and completeness of any information relating to or provided by Strathmore;

(f)	obtain the due approval of the shareholder of Subco to the Arrangement and the completion thereof on or before August 22, 2013;

(g)

EFI will furnish to Strathmore all such information regarding EFI, its affiliates and the EFI Payment Shares, and EFI Underlying Shares as may be reasonably required by Strathmore (including, as required by Section 14.2 of Form 51-102 F5 of National Instrument 51-102 – Continuous Disclosure Obligations) in the preparation of the Strathmore Information Circular and other documents related thereto. EFI shall also use commercially reasonable efforts to obtain any necessary consents from “qualified persons” (as defined in NI 43-101) and its auditors to the use of any financial information required to be included in the Strathmore Information Circular. EFI shall ensure that no such information will include any misrepresentation concerning EFI, Subco or the EFI Payment Shares;

(h)	make arrangements for the prompt delivery of certificates representing EFI Payment Shares, options and warrants to the Strathmore securityholders, as provided in the Plan of Agreement; and

(i)

promptly notify Strathmore if at any time it becomes aware that the Strathmore Information Circular contains any misrepresentation concerning EFI or Subco or otherwise requires an amendment or supplement to the Strathmore Information Circular or any related application and promptly deliver written notice to Strathmore setting out full particulars thereof. In any such event, EFI and Subco shall cooperate with Strathmore in the preparation of any required supplement or amendment to the Strathmore Information Circular or such other document, as the case may be.

EFI Covenants During Interim Period

4.2 During the Interim Period:

(a)

EFI shall not, without the prior written consent of Strathmore acting reasonably, issue or authorize the issuance of more than 50 million EFI Common Shares as consideration for the acquisition of any non-cash assets; for greater certainty, nothing in this clause shall restrict or prevent EFI from issuing or authorizing the issuance of EFI Common Shares or securities convertible into EFI Common Shares for cash consideration;

(b)

EFI shall not, without the prior written consent of Strathmore acting reasonably, split, combine, subdivide or reclassify the EFI Common Shares, other than the ten for one share consolidation previously authorized by EFI’s shareholders or, if approval of EFI’s shareholders is obtained at the EFI Meeting, a share consolidation of not more than twenty to one, with respect to either of which share consolidations Strathmore hereby provides its consent;

(c)

EFI and Subco shall allow representatives of Strathmore such access to the books, records, documents, personnel and facilities of EFI and Subco and their affiliates as may be necessary or desirable for Strathmore to carry out its due diligence review, and shall make available all relevant legal, financial, geological and technical data, relating to EFI’s Properties;

(d)

EFI shall co-operate with Strathmore in the preparation of shareholder approval documentation in respect of Strathmore’s obtaining Strathmore Shareholder approval of the Arrangement and any necessary or desirable regulatory filings or submissions and shall participate in meetings with relevant regulatory authorities and stakeholders provided that it shall have been given reasonable advance notice thereof;

(e)

EFI shall co-operate with Strathmore in any way reasonably necessary or desirable in connection with the preparation of documents and proceedings for the obtaining of the Interim Order and the Final Order in respect of the Arrangement; and

(f)	EFI and Subco shall carry on business in the ordinary course of business and consistent with past practice (except in respect of the Arrangement).

Covenants of Strathmore

4.3 Strathmore hereby covenants and agrees that it shall take such steps and do all such other acts and things, as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement, and co-operate with EFI and Subco to enable them to do same, and, without limiting the generality of the foregoing, shall:

(a)

use its commercially reasonable best efforts to apply for and obtain such consents, orders or approvals as counsel for EFI may advise are necessary or desirable for the implementation of the Arrangement and, without limiting the generality of the foregoing, to:

	(i)	apply for and obtain the Interim and the Final Order as provided in Section 2.3; and

(ii)

obtain written consents from any persons who are parties to agreements (including without limiting the foregoing, any property agreements, joint venture agreements, joint operating agreements, option agreements, warrant agreements or warrant certificates) with Strathmore or a Strathmore Sub where consents to the transactions contemplated by the Arrangement are required under those contracts or agreements;

(b)

use commercially reasonable best efforts to enter into support agreements with each of the EFI Locked-Up Shareholders, pursuant to which, among other things, the EFI Locked-Up Shareholders will agree, subject to the terms and conditions thereof, to vote the EFI Shares held by them in favour of the Arrangement;

(c)

in a timely and expeditious manner, file the Strathmore Information Circular in all jurisdictions where the same is required in accordance with applicable law and provide the same to its shareholders in accordance with applicable law or as required under exemption orders granted by appropriate regulatory authorities;

(d)

ensure that the Strathmore Information Circular (including the information incorporated by reference therein) shall contain prospectus-level disclosure respecting EFI and Subco and the information and consolidated financial statements related to EFI and Subco and the pro forma financial statements to be contained in the Information Circular, including by incorporation by reference, shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws and the rules of the TSX, provided that Strathmore assumes no responsibility for the accuracy and completeness of any information relating to or provided by EFI or Subco that is included in the Strathmore Information Circular;

(e)

ensure that the information respecting Strathmore, the Strathmore Subs and Strathmore’s Properties and the information and consolidated financial statements related to Strathmore provided by Strathmore to EFI for inclusion in the EFI Information Circular (including such portions of Strathmore’s Public Record as are incorporated by reference therein) shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made and shall comply with applicable securities laws and the rules of the TSX;

(f)

convene and use commercially reasonable best efforts to hold the Strathmore Meeting in accordance with the Interim Order for the purpose of considering the special resolutions to approve the Arrangement;

(g)

use its commercially reasonable best efforts to obtain the acknowledgements or waivers set out in the Strathmore Disclosure Letter from the parties to such of the Strathmore Material Agreements as are set out therein, in a form satisfactory to EFI acting reasonably; Strathmore shall keep EFI informed of the status of any discussions with such parties and shall, to the extent possible, involve EFI in such discussions; and

(h)

not, nor permit the Strathmore Subs to, dispose of an interest in any of its material properties or otherwise enter into any material transaction with, or incur any material liability to, any other corporation or person or agree to do any of the foregoing or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than Employment Termination Obligations arising as a result of completion of the Arrangement contemplated in this Agreement, without the written consent of EFI thereto.

Strathmore Covenants During Interim Period

4.4 During the Interim Period:

(a)

Strathmore shall not issue any Strathmore Shares or Strathmore Convertible Securities (other than Strathmore Shares issuable upon the exercise of Strathmore Convertible Securities outstanding as at the date hereof) or amend the terms of any such Strathmore Shares or Strathmore Convertible Securities, or incur any indebtedness (other than liabilities to trade creditors incurred in the normal course of business);

(b)

Strathmore shall allow representatives of EFI such access to the books, records, documents, personnel and facilities of Strathmore as may be necessary or desirable for EFI to carry out its due diligence review, and shall make available all relevant legal, financial, geological and technical data, relating to Strathmore’s Properties;

(c)

Strathmore shall co-operate with EFI in the preparation of any necessary or desirable regulatory filings or submissions and shall participate in meetings with relevant regulatory authorities and stakeholders provided that it shall have been given reasonable advance notice thereof;

(d)

except with the prior written approval of EFI, Strathmore will not, and will cause each Strathmore Sub and any other subsidiary not to, enter into, adversely vary or terminate any Material Contracts with any other person;

(e)

Strathmore shall carry on business in the ordinary course of business and consistent with past practice (except in respect of the Arrangement) and shall not incur any significant expenses or liabilities, other than (i) have been previously approved by board of directors of Strathmore as part of the 2013 budget (a copy of which was previously provided to EFI), or (ii) with the prior written approval of EFI, or (iii) in connection with its obligations under this Agreement; and

(f)	except with the prior written approval of EFI, Strathmore shall not:

(i)	carry out any exploration or development programs on any of Strathmore’s Properties, except in accordance with the 2013 budget (a copy of which was previously provided to EFI), or

(ii)

sell, assign or otherwise dispose of any material assets, including without limitation any interests in the Roca Honda Project, Gas Hills Project, Copper King Project, the Juniper Ridge Project or the royalty interest in the Lance project.

ARTICLE 5- CONDITIONS PRECEDENT

Mutual Conditions Precedent

5.1 The parties’ obligations to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following mutual conditions precedent on or before the Outside Date, or such other date as specified below:

(a)	a special resolution shall have been passed by the shareholders of Strathmore, in form and substance satisfactory to each of Strathmore and EFI, acting reasonably, duly approving the Arrangement;

(b)	if required by the TSX, an ordinary resolution shall have been passed by the EFI Shareholders duly approving the Arrangement and ancillary matters on or before August 22, 2013;

(c)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to EFI and Strathmore, acting reasonably, on appeal or otherwise;

(d)	the Arrangement shall have become effective on or before the Outside Date;

(e)

there shall be no action taken by a governmental or regulatory authority under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein or that results in a judgment or assessment against Strathmore or EFI which would constitute a Material Adverse Change;

(f)

Strathmore and/or EFI shall have obtained all other consents, approvals and authorizations by any governmental authority (including, without limitation, all necessary securities commission and stock exchange approvals, including the TSX, and all necessary orders of the Court with respect to the Arrangement) which are required or necessary in connection with the transactions contemplated herein the failure of which to obtain would materially adversely affect the ability of Strathmore or EFI to complete the Arrangement, all on terms and conditions reasonably satisfactory to Strathmore and EFI;

(g)

EFI and Strathmore shall have jointly filed a notice with the Committee on Foreign Investment in the United States (“CFIUS”) under Section 721 of the U.S. Defense Production Act of 1950 (“Section 721”) and the regulations set forth in 31 C.F.R. Part 800, disclosing details regarding the transactions contemplated herein (“CFIUS Notice”);

(h)

after the CFIUS Notice has been filed and before the Outside Date, EFI and Strathmore shall have received a letter from CFIUS indicating that (i) the transactions contemplated herein and detailed in the CFIUS Notice are not subject to Section 721; (ii) CFIUS has concluded its review and any investigation (as the case may be) of the CFIUS Notice and has determined that the transactions contemplated herein raise no issues regarding the national security of the United States sufficient to warrant further review or investigation; or (iii) CFIUS has concluded its review and any investigation (as the case may be) of the CFIUS Notice and has determined that the transactions contemplated herein do raise issues regarding the national security of the United States and such issues may be resolved by means of a mitigation agreement or other mitigation measures that are commercially reasonable and mutually acceptable to the parties;

(i)	EFI and Strathmore shall have obtained any required consent of parties to Material Contracts in respect of the transactions contemplated herein;

(j)

the issuance of EFI Payment Shares in the United States pursuant to the Arrangement shall be exempt from the registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; and

(k)	this Agreement shall not have been terminated pursuant to Section 8.3.

The foregoing conditions precedent are for the mutual benefit of Strathmore and EFI and may be waived, in whole or in part, by Strathmore and EFI together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Strathmore or EFI may rescind and terminate this Agreement by written notice to the other of EFI or Strathmore and no party shall have any further obligation under this Agreement, other than the obligations contained in the Confidentiality Agreement or the obligations of Strathmore to EFI pursuant to Article 8, if applicable.

The parties shall use their reasonable commercial efforts to satisfy the conditions precedent set out in this Section 5.1 and in Sections 5.2 and 5.3.

Conditions solely for the benefit of EFI and Subco

5.2 The obligations of EFI and Subco to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following conditions precedent on or before the Outside Date, or such other date as specified below:

(a)

the representations and warranties made by Strathmore in Section 3.2 that are qualified by materiality or Material Adverse Effect or Material Adverse Change qualifiers shall be true and correct as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be true and correct as of that specified date), and all other representations and warranties made by Strathmore in Section 3.2 that are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at such time (except to the extent that such representations and warranties are made at a specified date, which shall be true and correct as of that specified date) and EFI shall have received a certificate to that effect in form satisfactory to EFI and dated the Effective Date from the President of Strathmore;

(b)

Strathmore shall have duly performed each of its covenants to be performed on or pursuant to this Agreement (other than any covenants that may have been waived in writing by EFI or Subco) and Strathmore shall have provided to EFI a certificate of an officer of Strathmore certifying as to such compliance as of the Effective Time and EFI shall not have established that it has knowledge to the contrary;

(c)

Since the date hereof there shall have been no Material Adverse Change in Strathmore or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change in Strathmore;

(d)	EFI shall have received title reports reasonably satisfactory to it on each of the Copper King Project, Gas Hills Project, Roca Honda Project and Juniper Ridge Project;

(e)	EFI shall have received Phase 1 environmental reports reasonably satisfactory to it on such of the Copper King Project, Gas Hills Project and Roca Honda Project as it deems necessary;

(f)	As of the Closing Date, Strathmore shall have no long term liabilities other than reclamation liabilities; and

(g)	Holders of not more than 4% of the issued and outstanding Strathmore Shares shall have exercised their rights of dissent as set forth in the Interim Order.

The foregoing conditions precedent are for the benefit of EFI and may be waived, in whole or in part, by EFI in writing at any time. If any of the said conditions precedent shall not be satisfied or waived by EFI on or before the date required for the performance thereof, EFI may rescind and terminate this Agreement by written notice from EFI to Strathmore. On this Agreement being rescinded and terminated pursuant to this Section 5.2 no party shall have any further liability under this Agreement, other than the obligations contained in the Confidentiality Agreement or the obligations of Strathmore to EFI pursuant to Article 8, if applicable.

Conditions solely for the benefit of Strathmore

5.3 The obligations of Strathmore to complete the transactions contemplated in this Agreement are subject to the fulfillment of the following conditions precedent on or before the Outside Date, or such other date as specified below:

(a)

the representations and warranties made by EFI in Section 3.1 that are qualified by materiality or Material Adverse Effect or Material Adverse Change qualifiers shall be true and correct as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and all other representations and warranties made by EFI in Section 3.1 that are not so qualified shall be true and correct in all material respects as of the Effective Time as if made at such time (except to the extent that such representations and warranties are made at a specified date, which shall be true and correct as of that specified date), and Strathmore shall have received a certificate to that effect in form satisfactory to Strathmore and dated the Effective Date from the President of EFI;

(b)

EFI shall have duly performed each of its covenants to be performed on or pursuant to this Agreement (other than any covenants that may have been waived in writing by Strathmore and EFI shall have provided to Strathmore a certificate of an officer of EFI certifying as to such compliance as of the Effective Time and Strathmore shall not have established that it has knowledge to the contrary;

(c)

since the date hereof there shall have been no Material Adverse Change in EFI or Subco or any occurrences or circumstances which have resulted or might reasonably be expected to result in a Material Adverse Change in EFI or Subco;

(d)

all of the EFI Payment Shares issuable to shareholders of Strathmore pursuant to the Arrangement and any EFI Consideration Securities shall be conditionally approved for listing on the TSX and shall not be subject to any hold periods or other resale restrictions under Applicable Securities Laws (other than resale restrictions applicable to control blocks, if applicable); and

(e)

on the Effective Date, the board of directors of EFI shall consist of no more than eleven (11) directors, of which one (1) director shall be a nominee of Strathmore (provided that such nominee shall be an independent director with respect to EFI).

The foregoing conditions precedent are for the benefit of Strathmore and may be waived, in whole or in part, by Strathmore in writing at any time. If any of the said conditions precedent shall not be satisfied or waived by Strathmore on or before the date required for the performance thereof, Strathmore may rescind and terminate this Agreement by written notice from Strathmore to EFI. On this Agreement being rescinded and terminated pursuant to this Section 5.3 no party shall have any further liability under this Agreement, other than the obligations contained in the Confidentiality Agreement or the obligations of Strathmore to EFI pursuant to Article 8, if applicable.

ARTICLE 6 –NON-SOLICITATION AND SUPERIOR PROPOSALS

Non-Solicitation

6.1 Except as otherwise provided in this Article 6, during the Interim Period Strathmore shall not directly or indirectly, itself or through any of its Representatives:

(a)

solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Strathmore, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposal or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(b)

engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate in any way with any person (other than EFI and its Representatives) regarding any Acquisition Proposal or Potential Acquisition Proposal;

(c)

withdraw, modify or qualify , or propose publicly to withdraw, modify or qualify, in any manner adverse to EFI, the approval or recommendation of the Arrangement by the Strathmore Board of Directors or any of its committees except where a Material Adverse Effect in respect of EFI has occurred and the Strathmore Board of Directors has determined that, as a consequence of such Material Adverse Effect, it would be inconsistent with the fiduciary duties of the directors of Strathmore to continue to recommend the Transaction;

(d)	approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal;

(e)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(f)

release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

6.2 Strathmore shall immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than EFI or any of its Representatives) by Strathmore or any of its Representatives with respect to any Acquisition Proposal or any Potential Acquisition Proposal. Strathmore shall immediately cease to provide any person (other than EFI or any of its Representatives) with access to information concerning Strathmore in respect of any Acquisition Proposal or any Potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than EFI or any of its Representatives) that has entered into a confidentiality agreement with Strathmore relating to any Acquisition Proposal or Potential Acquisition Proposal to the extent provided for in such confidentiality agreement and shall use all commercially reasonable efforts to ensure that such requests are honored. Strathmore shall ensure that its Representatives are aware of the prohibitions in Section 6.1 hereof and shall be responsible for any breach of this Article 6 by its Representatives.

6.3 Strathmore shall promptly (and in any event within 24 hours) notify EFI, at first orally and then in writing, of any proposal, inquiry, offer or request received by Strathmore or its Representatives:

(a)	relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal (a “Potential Acquisition Proposal”);

(b)	for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or

(c)

for non-public information relating to Strathmore or a Strathmore Sub, access to properties, books and records or a list of the holders of Strathmore's shares or the shareholders of any Strathmore Sub.

Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and Strathmore shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that EFI may reasonably request. Strathmore shall keep EFI promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by EFI with respect thereto.

Strathmore Alternative Proposal

6.4 Notwithstanding Section 6.1 of this Agreement, following the receipt by Strathmore of a bona fide written Acquisition Proposal made after the date hereof (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of Section 6.1 of this Agreement), Strathmore and its Representatives may:

(a)

contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b)

if the Strathmore Board of Directors determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and that failure to take the relevant action would be inconsistent with its fiduciary duties:

(i)

furnish information with respect to Strathmore and the Strathmore Subs to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Strathmore than those contained in the Confidentiality Agreement, provided that Strathmore sends a copy of such confidentiality agreement to EFI promptly following its execution and EFI is promptly provided with a list of, and access to (to the extent not previously provided to EFI) the information provided to such person; and

(ii)

engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period.

6.5 Notwithstanding Section 6.1 of this Agreement, Strathmore may (i) enter into an agreement (other than a confidentiality agreement contemplated by Subsection 6.4(b)(i) hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Transaction and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(a)	Strathmore shall have complied with its obligations under this Article 6;

(b)

the Strathmore Board of Directors has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties;

(c)

Strathmore has delivered written notice to EFI of the determination of the Strathmore Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Strathmore Board of Directors to approve or recommend such Superior Proposal and/or of Strathmore to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by Strathmore and a summary of the valuation analysis attributed by the Strathmore Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors, and together with a summary analysis articulating why the Acquisition Proposal is determined by the Strathmore Board to be a Superior Proposal (the "Superior Proposal Notice");

(d)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by EFI, which five Business Day period is referred to as the "Match Period";

(e)

if EFI has offered to amend the terms of the Arrangement and this Agreement during the Match Period pursuant to Section 6.6 below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by EFI at the termination of the Match Period; and

(f)	Strathmore terminates this Agreement in compliance with the terms of this Article 6; and

(g)	Strathmore has previously paid or, concurrently with termination, pays in cash the sum of Cdn$1,300,000 to EFI.

6.6 During the Match Period, EFI shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement and Strathmore shall cooperate with EFI with respect thereto, including negotiating in good faith with EFI to enable EFI to make such adjustments to the provisions of the Arrangement and this Agreement as EFI deems appropriate and as would enable EFI to proceed with the Arrangement on such adjusted provisions. The Strathmore Board of Directors shall review any such offer by EFI to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether EFI's offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by EFI. If the Strathmore Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Strathmore and EFI shall enter into an amendment to this Agreement reflecting the offer by EFI to amend the terms of the Arrangement and this Agreement.

6.7 The Strathmore Board of Directors shall reaffirm its recommendation of the Arrangement by news release promptly after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made, (ii) the Strathmore Board of Directors determines that a proposed amendment to the terms of the Arrangement and this Agreement would result in the Acquisition Proposal not being a Superior Proposal and EFI has so amended the terms of the Arrangement; or (iii) the written request of EFI given on or within five Business Days ending the Business Day before a meeting of Strathmore Shareholders called to consider approving the Arrangement. EFI and its legal advisors shall be given a reasonable opportunity to review and comment on the form and content of any such news release and Strathmore shall incorporate all reasonable comments made by EFI and its legal advisors.

6.8 Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Article 6.

ARTICLE 7 – NON-RECEIPT OF SHAREHOLDER APPROVAL

Non-Receipt of Strathmore Shareholder Approval

7.1 Provided that (i) this Agreement has not been terminated by Strathmore in accordance with Article 6, and (ii) there has been no breach or non-performance by EFI which would entitle Strathmore to terminate this Agreement in accordance with subsections 5.3(a) or 5.3(b), if this Agreement is terminated by reason of the non-satisfaction of the condition specified in Subsection 5.1(a) hereof, Strathmore shall pay to EFI the amount of Cdn$650,000 as partial reimbursement for EFI’s reasonable out-of pocket costs, expenses and disbursements incurred in connection with the Arrangement, this Agreement and the EFI Meeting.

Non-Receipt of EFI Shareholder Approval

7.2 Provided that (i) this Agreement has not been terminated by Strathmore in accordance with Article 6, and (ii) there has been no breach or non-performance by Strathmore which would entitle EFI to terminate this Agreement in accordance with subsections 5.2(a) or 5.2(b), if this Agreement is terminated by reason of the non-satisfaction of the condition specified in Subsection 5.1(b) hereof, EFI shall pay to Strathmore the amount of Cdn$650,000 as partial reimbursement for Strathmore’s reasonable out-of pocket costs, expenses and disbursements incurred in connection with the Arrangement, this Agreement and the Strathmore Meeting.

7.3 Provided that (i) this Agreement has not been terminated by Strathmore in accordance with Article 6, and (ii) there has been no breach or non-performance by Strathmore which would entitle EFI to terminate this Agreement in accordance with subsections 5.2(a) or 5.2(b), if this Agreement is terminated by reason of the non-satisfaction of the condition specified in Subsection 5.1(b) hereof and (a) prior to the EFI Shareholder Meeting, a bona fide Acquisition Proposal for EFI shall have been made or publicly announced by a person or entity other than Strathmore, and (b) within 12 months of such date of termination, EFI or one or more of the EFI Subs, consummates one or more Acquisition Proposals involving EFI or an EFI Sub, then EFI shall pay $1,300,000 to Strathmore.

ARTICLE 8- AMENDMENT AND TERMINATION

Amendment

8.1 This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties hereto;

(b)	waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto; or

(d)

amend the terms or the sequence of transactions described in the Plan of Arrangement subject to any required approval of the shareholders of Strathmore, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Rights Upon Amendment

8.2 This Agreement and the Exhibits hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 5.1, 5.2, 5.3, 8.1, 8.2 and 8.3 shall remain unaffected.

Termination

8.3 This Agreement shall terminate:

(a)	if the Arrangement has not been completed on or before the Outside Date, at the election of any of the parties;

(b)	in the event that the conditions are not satisfied or waived by the parties to whom they are of benefit prior to the Effective Date, or any earlier date contemplated herein;

(c)	by unanimous agreement of EFI and Strathmore without further action on the part of their respective shareholders;

(d)

upon the earlier of (i) the holders of Strathmore Shares failing to approve the Arrangement at the Strathmore Meeting; and (ii) a final determination from the Court or an appeal court which denies the granting of the Final Order;

(e)	in the event of a termination by Strathmore under Article 6, upon payment by Strathmore to EFI of the amount specified in Section 6.5(f); or

(f)	if any applicable laws make the consummation of the Arrangement illegal or prohibited;

provided that if either EFI or Strathmore determines at any time prior to the Effective Date that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, it must notify the other party forthwith upon making such determination in order that such other party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time. Neither EFI nor Strathmore may exercise the termination right arising therefrom unless forthwith and in any event prior to the Effective Date, it has given a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which it is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that such matter is reasonably capable of being cured and the notified party is proceeding diligently to cure such matter, the party giving such notice may not terminate this Agreement as a result thereof until the earlier of the Effective Date and the expiration of a period of 20 business days from such notice. If such a notice has been given by EFI to Strathmore prior to the date of the Strathmore Meeting, the Strathmore Meeting will at the election of Strathmore be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (a) the matter to which the notice relates being cured and (b) the expiry of such period. If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (a) the matter to which the notice relates being cured and (b) the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result thereof.

8.4 Each of the Parties acknowledges that the agreements contained in Section 6.5(g), Section 7.1, Section 7.2 and Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that the payment amounts set out in Section 6.5(g), Section 7.1, Section 7.2 and Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of EFI and Strathmore irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where EFI or Strathmore is entitled to an amount under Section 6.5(g), Section 7.1, Section 7.2 or Section 7.3, respectively, and such amount is paid in full, EFI or Strathmore, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a party of such amount shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

8.5 The provisions of Article 9 will survive any termination under Section 8.3.

ARTICLE 9 - INDEMNITY

Indemnification

9.1 Each party (the “Indemnifying Party”) hereto undertakes with the other parties hereto (the “Indemnified Party”) to hold the Indemnified Party fully and effectually indemnified from and against all losses, claims, damages, liabilities, actions or demands (including amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits or opportunities and consequential or incidental damages), to which such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand.

Defence

9.2(a)

Promptly after receipt by an Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 9.1, such Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such Section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article 9 except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed;

(b)

An Indemnifying Party shall be entitled, at its own expense, to participate in (and, to the extent that it may wish, to assume) the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, through the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and shall discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld.

(c)

Notwithstanding the foregoing, an Indemnified Party shall have the right, at the Indemnifying Party’s expense, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if (i) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (ii) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (iii) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

Term

9.3 The obligations of each party hereto under this Article 9 shall terminate one year after the Arrangement is consummated, save with respect to all losses, claims, damages, liabilities, actions or demands notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 9.2.

ARTICLE 10- PUBLIC DISCLOSURE

10.1 No disclosure or announcement, public or otherwise, in respect of this Agreement or the transactions contemplated herein will be made by any party without the prior written agreement of the other of EFI or Strathmore as to timing, content and method, provided that the obligations herein will not prevent any party from making, after consultation with the other of EFI or Strathmore (which consultation shall not be required if it is impracticable or inappropriate), such disclosure as its counsel advises is required by applicable laws or the rules and policies of the reporting jurisdictions of the party.

ARTICLE 11- INSURANCE

11.1 Prior to the Effective Date, Strathmore shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Strathmore and the Strathmore Subs which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and EFI will, or will cause Merged Company and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date. If a tail policy is not available, then EFI agrees that for the period of two years following the Effective Date, EFI shall cause Merged Company or any successor to Merged Company or any of its Strathmore Subs (including any successor resulting from any winding-up or liquidation or dissolution of any of them) to maintain Strathmore and its Strathmore Subs’ current directors’ and officers’ insurance policies or substantially equivalent policies subject in either case to terms and conditions no less advantageous to the directors and officers of Strathmore and its Strathmore Subs than those contained in the policies in effect on the date of this Agreement, for all present and former directors and officers of Strathmore and its Strathmore Subs, covering claims made prior to or within such two year period. The provisions of this Article 11 are intended for the benefit of, and shall be enforceable by, each insured person, his or her heirs and his or her legal representatives and, for such purpose, EFI hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Article 12 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 12 – PURCHASE OF RENO CREEK ROYALTY

12.1 EFI hereby agrees to purchase, and Strathmore hereby agrees to sell, assign and transfer to EFI, free and clear of all liens and encumbrances, the 5% gross production royalty in the Pine-Tree Reno Creek Properties (the “Reno Creek Royalty”) for an aggregate purchase price of Cdn$3,000,000. The closing of the acquisition of the Reno Creek Royalty (the “Reno Closing”) shall occur on June 21, 2013 (or such earlier or later date as EFI and Strathmore may agree). The purchase price for the acquisition of the Reno Creek Royalty shall be satisfied by the delivery of a promissory note in the amount of Cdn$3,000,000 issued by EFI to Strathmore (the “Royalty Payment Note”) on the Reno Closing. The Royalty Payment Note shall be payable without interest as follows: (i) Cdn$500,000 cash payment payable on June 28, 2013; (ii) Cdn$500,000 cash payment payable on July 29, 2013; (iii) Cdn$500,000 cash payment payable on August 30, 2013; and (iv) balance of Cdn$1,500,000 payable on October 31, 2012, either by a cash payment or, at the option of EFI, by the issuance and delivery to Strathmore of the equivalent amount of EFI Common Shares based on the volume weighted average trading price on the TSX for the five trading days ending October 31, 2013. The closing documents in respect of the purchase and sale of the Reno Creek Royalty shall contain such terms and conditions, including industry standard representations and warranties, as are customary in transactions of this nature. The purchase and sale of the Reno Creek Royalty is not conditional upon completion of the Arrangement.

ARTICLE 13- ASSIGNMENT

13.1 No party may assign its rights or obligations under this Agreement.

ARTICLE 14 - WAIVER

14.1 Any waiver or release of any conditions of this Agreement, to be effective, must be in writing executed by the party for whom such condition is expressed by this Agreement to benefit.

ARTICLE 15 - GENERAL

15.1 Time is of the essence herein.

15.2 Each party hereto will, from time to time, at the request of another party, do such further acts and execute and deliver all such further documents, agreements and instruments as will be reasonably required in order to fully perform and carry out the terms, conditions and intent of this Agreement.

15.3 All references to currency are references to Canadian dollars unless otherwise indicated.

15.4 The parties intend that this Agreement will be binding upon them until terminated.

15.5 The parties agree and acknowledge that each of them will bear responsibility for their own expenses and costs incurred and to be incurred by each of them in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors, legal counsel, auditors, legal counsel, printers, transfer agents, and other arm’s length third parties that perform services on their behalf in connection with the negotiation of the Agreement, the Arrangement, the due diligence review to be conducted in connection with the Arrangement, the preparation and distribution of all necessary disclosure documents and other steps to implement the Arrangement.

15.6 Any notice which is or may be required to be given pursuant to this Agreement shall be in writing and shall be delivered:

if to EFI or Subco, to:

Energy Fuels Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado, USA
80228
Attention: President
Facsimile No.: (303) 389-4125

with a copy to:

Borden Ladner Gervais LLP
40 King Street West, Suite 4400
Toronto, Ontario, Canada M5H 3Y4
Attention: Mark F. Wheeler
Facsimile No.: (416) 361-7376
e-mail: mwheeler@blg.com

if to Strathmore, to:

Strathmore Minerals Corp.
#950, 1130 West Pender Street
Vancouver, British Columbia, Canada, V6E 4A
Attention: Steven Khan
Facsimile No.: (250) 979-6363

with a copy to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
Canada
Attention: Bob Wooder
Facsimile No.: 604-631-3309

Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)

personally, by delivering the notice to the party on which it is to be served at that party’s address for notices as set forth above. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any business day. If a notice is not delivered on a business day or is delivered after the addressee’s normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee’s first business day next following the time of the delivery; or

(b)

by facsimile (or by any other like method by which a written message may be sent) directed to the party on which it is to be delivered at that party’s facsimile number as set forth above. A notice so served shall be deemed to be received by the addressee when transmitted by the party delivering the notice (provided such party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee’s normal business hours on any business day, or at the commencement of the next ensuing business day following transmission if such notice is not transmitted on a business day or is transmitted after the party’s normal business hours.

15.7 This Agreement and the rights and obligations of the parties hereunder will be governed by and construed according to the laws of the Province of Ontario and to the laws of Canada applicable therein. The parties irrevocably submit and attorn to the exclusive jurisdiction of the superior courts of the Province of Ontario located in Toronto, in respect of all matters arising out of this Agreement.

15.8 This Agreement will enure to the benefit of and be binding upon the parties hereto and their successors.

15.9 This Agreement together with the Confidentiality Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect thereto, excluding the Confidentiality Agreement.

15.10 This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All of these counterparts will for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatories to the same counterpart. A fax transcribed copy or photocopy of this Agreement executed by a party in counterpart or otherwise will constitute a properly executed, delivered and binding agreement or counterpart of the executing party.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the year and day set out on page 1 hereof.

ENERGY FUELS INC.

Per: “Stephen P. Antony”

Name: Stephen P. Antony

Title: President and CEO

STRATHMORE MINERALS CORP.

Per: “David Miller”

Name: David Miller

Title: CEO

0971890 B.C. LTD.

Per: “Stephen P. Antony”

Name: Stephen P. Antony

Title: President and CEO

Schedule “A”
Plan of Arrangement

ARTICLE 1 - INTERPRETATION

Definitions

Section 1.1 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a) “Act” means the Business Corporations Act, R.S.B.C. 2004, c. 57, as amended;

(b) “Agreement” means the Arrangement Agreement dated for reference June 11, 2013, made among EFI, Strathmore and Subco including the schedules thereto as the same may be supplemented or amended from time to time;

(c) “Arrangement” means an arrangement under the provisions of Section 288 of the Act, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Sections 8.1 and 8.2 of the Arrangement Agreement or Article 6 of this Plan of Arrangement, or made at the direction of the Court in the Final Order with the consent of EFI and Strathmore, each acting reasonably;

(d) “business day” means a day, other than a day that is a Saturday, a Sunday or a civic or statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(e) “Cancellation Consideration” means the aggregate number of EFI Shares as are issuable in satisfaction of 50% of the Change of the Control Obligations that may be owing from time to time to all Former Employees; the number of EFI Shares issuable to each Former Employee being determined based on the volume weighted average price of the EFI Shares on the TSX over the five trading days prior to the date upon which the Employment Termination Obligation is payable to such Former Employee (the “Share Price”), such that the product of the Share Price and the number of EFI Shares issuable to such Former Employee equals 50% of the Employment Termination Obligation owing to such Former Employee;

(f) “Consolidation” means the consolidation of the issued and outstanding Current EFI Common Shares either (A) on the basis of ten Current EFI Common Shares being consolidated into one Post-Consolidation EFI Common Share, as previously authorized by EFI’s shareholders, or (B) on the basis of such Consolidation Ratio, not to exceed twenty Current EFI Common Shares being consolidated into one Post-Consolidation EFI Common Share, as may be authorized by EFI’s shareholders;

(g) “Consolidation Ratio” means the number of Current EFI Common Shares which are converted into one Post-Consolidation EFI Common Share;

(h) “Court” means the Supreme Court of British Columbia;

(i) “Current EFI Common Shares” means common shares without par value in the capital of EFI, as constituted on June 11, 2013;

(j) “Depositary” means Canadian Stock Transfer Company, or such other person or company as may be appointed by EFI to act as the Depositary hereunder;

(k) “Effective Date” means August 30, 2013, or such earlier or later date as may be agreed between EFI and Strathmore as the date for completing the Arrangement;

(l) “Effective Time” means 11:59 p.m. (Toronto time) on the Effective Date;

(m) “EFI” means Energy Fuels Inc., a company organized under the laws of Ontario;

(n) “EFI Common Shares” means Current EFI Common Shares or, if the Consolidation has become effective prior to the Effective Time, Post-Consolidation EFI Common Shares;

(o) “EFI Payment Shares” means the EFI Common Shares issuable to shareholders of Strathmore pursuant to Section 3.2(e)(vii) hereof;

(p) “EFI Replacement Options” means stock options exercisable to purchase EFI Common Shares to be issued in exchange for Strathmore Options;

(q) “EFI Replacement Warrants” means common share purchase warrants exercisable to purchase EFI Common Shares to be issued in exchange for Strathmore Warrants;

(r) “Employee Strathmore Option” means a Strathmore Option held by a current or former director, officer or employee of Strathmore that was received in respect of, in the course of, or by virtue of, employment with Strathmore or in consideration for services performed as a director or officer;

(s) “Employment Termination Obligations” means the financial obligations owed to Former Employees as a result of the Termination (as defined in the Employment Termination Policy) of such Former Employees within six months after the Effective Time;

(t) “Employment Termination Policy” means the Strathmore Group Employment Termination Policy Effective as of and from January 1, 2009;

(u) “Exchange Ratio” means, for each Strathmore Share and Strathmore RSU and each Strathmore Share underlying an Employee Strathmore Option, Non-Employee Strathmore Option and Strathmore Warrant:

(i) if the Consolidation has not become effective prior to the Effective Time, 1.47 Current EFI Common Shares; or

(ii) if the Consolidation has become effective prior to the Effective Time, the number of Post-Consolidation EFI Common Shares determined when 1.47 is divided by the Consolidation Ratio;

(v) “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(w) “Former Employee” means each Employee (as defined in the Employment Termination Policy) who (A) is subject to the Employment Termination Policy, (B) has entered into a Letter Agreement, and (C) within six months following the Effective Time, is Terminated (as defined in the Employment Termination Policy), other than an Employee who is Terminated for Just Cause (as defined in the Employment Termination Policy), and “Former Employees” means all of them;

(x) “Holder” means a registered holder of Strathmore Shares or any person who surrenders to the Depositary certificates representing such Strathmore Shares duly endorsed for transfer to such person in accordance with the Share Letter of Transmittal;

(y) “In-The-Money Amount” in respect of a stock option means the amount, if any, by which the fair market value at the time of the securities subject to the option exceeds the aggregate price of the option;

(z) “Interim Order” means the order of the Court pursuant to the application therefor contemplated by Section 2.3 of the Agreement;

(aa) “Letter Agreements” means the letter agreements among Strathmore, EFI and each of the Former Employees providing for the issuance of the Cancellation Consideration in satisfaction of 50% of the Employment Termination Obligations that may be owing to such Former Employees from time to time;

(bb) “Merged Company” has the meaning ascribed thereto in Section 3.2(c);

(cc) “Non-Employee Strathmore Option” means any Strathmore Option that is not an Employee Strathmore Option.

(dd) “Person” shall be broadly interpreted and includes any natural person, partnership, limited partnership, joint venture, syndicate, sole proprietorship, body corporate with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative;

(ee) “Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 6 hereof;

(ff) “Post-Consolidation EFI Common Shares” means common shares in the capital of EFI after giving effect to the Consolidation;

(gg) “Registrar” means “registrar” as defined in the Act;

(hh) “Share Letter of Transmittal” has the meaning ascribed thereto in Section 5.3;

(ii) “shareholder” or “holder of shares” means “shareholder” as defined in the Act; and

(jj) “Strathmore” means Strathmore Minerals Corp., a company organized under the laws of British Columbia;

(kk) “Strathmore Meeting” means the special meeting of Holders of Strathmore Shares to be held to, among other things, consider and, if thought fit, to approve the Arrangement;

(ll) “Strathmore Options” means stock options exercisable to purchase Strathmore Shares outstanding as at the Effective Time;

(mm) “Strathmore RSUs” means restricted stock units granted by Strathmore and outstanding as of the Effective Time;

(nn) “Strathmore Shares” means common shares without par value in the capital of Strathmore;

(oo) “Strathmore Warrants” means common share purchase warrants exercisable to purchase Strathmore Shares outstanding as at the Effective Time;

(pp) “Subco” means 0971890 B.C. LTD., a company organized under the laws of British Columbia and wholly owned by EFI;

(qq) “Subco Shares” means common shares without par value in the capital of Subco;

(rr) “Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, as now in effect and as it may be amended from time to time prior to the Effective Date.

(ss) “Warrant Letter of Transmittal” has the meaning ascribed thereto in 0;

Headings

Section 1.2 The division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection hereof and include any agreement or instrument supplemental therewith, references herein to Articles, Sections and Subsections are to Articles, Sections and Subsections of this Plan of Arrangement.

Number and Gender

Section 1.3 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE 2 – ARRANGEMENT AGREEMENT

Arrangement Agreement

Section 2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

ARTICLE 3 - THE ARRANGEMENT

Plan of Arrangement

Section 3.1 This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Strathmore, (ii) EFI, (iii) Subco, (iv) all registered and beneficial holders of Strathmore Shares, Strathmore RSUs, Strathmore Warrants and Strathmore Options; and (v) all Former Employees.

Section 3.2 Commencing at the Effective Time, the following events or transactions shall occur sequentially in the order set out unless otherwise noted and shall be deemed to occur without any further act or formality required on the part of any Person, except as expressly provided herein:

(a) the Strathmore Shares in respect of which shareholders of Strathmore who have exercised dissent rights in accordance with Article 4 (and the right of such shareholder to dissent with respect to such Strathmore Shares has not been terminated or ceased to apply to the shareholder) will be deemed to have been transferred to Strathmore and such shareholders cease to have any rights as shareholders other than the right to be paid by Strathmore the fair value of their Strathmore Shares in accordance with Article 4;

(b) at the time of the step contemplated in Section 3.2(a), with respect to each Strathmore Share transferred pursuant to Section 3.2(a):

(i)	the Holder of such Strathmore Share will cease to be the holder of such Strathmore Share;

(ii)	the Holder’s name will be removed from the central securities register of Strathmore with respect to such Strathmore Share;

(iii)	legal and beneficial title to such Strathmore Share will rest in Strathmore and Strathmore will be and be deemed to be the transferee of such and such Strathmore Share shall be cancelled;

(iv)	the certificate representing such Strathmore Share shall be deemed to have been cancelled; and

(v)	the Holder of such Strathmore Share shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer and cancellation;

(c) after the step described in Section 3.2(a), Strathmore and Subco will amalgamate to form one corporate entity (the “Merged Company”) with the same effect as if the amalgamation was carried out as an amalgamation under the provisions of Part 9, Division 3 of the Act provided that Strathmore shall be considered to have survived the merger as the Merged Company and the separate existence of Subco will cease.

(d) without limiting the generality of Section 3.2(c), at the time, and by virtue, of the step described in Section 3.2(c), the separate existence of Subco will cease without Subco being liquidated or wound-up; Strathmore will continue as the Merged Company; all of the property of Strathmore and Subco will become the property of the Merged Company; and all of the liabilities of Strathmore and Subco will become liabilities of the Merged Company; otherwise than as a result of the acquisition or purchase of property by the Merged Company or as a result of the distribution of property to the Merged Company on the winding-up of Strathmore or Subco.

(e) at the time of the step described in Section 3.2(c) and from and after this time, and as a consequence of the merger:

(i)

the Merged Company will own and hold all property of Strathmore and Subco and, without limiting the provisions hereof, all rights of creditors or others, whether arising by contract or otherwise, will be unimpaired by such merger and all obligations of Strathmore and Subco whether arising by contract or otherwise, may be enforced against the Merged Company to the same extent as if such obligations had been incurred or contracted by it; the Merged Company will continue to be liable for all of the liabilities and obligations of Strathmore and will become liable for the liabilities and obligations of Subco.

(ii)

all rights, contracts, permits and interests of Strathmore will continue as rights, contracts, permits and interests of the Merged Company and all rights, contracts, permits and interest of Subco will become rights, contracts, permits and interests of the Merged Company as if Subco continued and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Strathmore or Subco under any such rights, contracts, permits and interests;

(iii)	any existing cause of action, claim or liability to prosecution will be unaffected;

(iv)	a legal proceeding being prosecuted or pending by or against either Strathmore and Subco may be continued by or against the Merged Company;

(v)	a conviction against, or ruling, order or judgment in favour of or against either Strathmore or Subco may be enforced by or against the Merged Company;

(vi)	the articles and notice of articles of the Merged Company shall be substantially in the form of Strathmore’s articles and notice of articles;

(vii)	each Holder of Strathmore Shares will exchange its Strathmore Shares for EFI Common Shares based on the Exchange Ratio;

(viii)	with respect to each Strathmore Share exchanged pursuant to Section 3.2(e)(vii):

	(A)	the Holder of such Strathmore Share shall cease to be the holder of such Strathmore Share;

	(B)	the Holder’s name will be removed from the central securities register of Strathmore with respect to such Strathmore Share;

	(C)	the certificate representing such Strathmore Share shall be deemed to have been cancelled; and

	(D)	the Holder of such Strathmore Share shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer and cancellation;

(ix)	each Holder of Strathmore RSUs will exchange its Strathmore RSUs for EFI Common Shares based on the Exchange Ratio for each one Strathmore RSU outstanding at the Effective Time;

(x)	with respect to each Strathmore RSU exchanged pursuant to Section 3.2(e)(vii)(ix):

	(A)	the Holder of such Strathmore RSU shall cease to be the holder of such Strathmore RSU;

	(B)	the Holder’s name will be removed from the central securities register of Strathmore with respect to such Strathmore RSU;

	(C)	the certificate representing such Strathmore RSU shall be deemed to have been cancelled; and

	(D)	the Holder of such Strathmore RSU shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer and cancellation;

(xi)

each currently outstanding Employee Strathmore Option will be exchanged for an EFI Replacement Option based on the Exchange Ratio, for the same exercise price as for one Strathmore Share, and on the same terms and conditions, as specified in the Employee Strathmore Option agreements. It is intended subsection 7(1.4) of the Tax Act apply to the above exchange of Employee Strathmore Options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an EFI Replacement Option will be increased such that the In-The-Money of the EFI Replacement Option after the exchange does not exceed the In-The-Money Amount of the Employee Strathmore Option immediately before the exchange. For holders of currently outstanding Employee Strathmore Options, the EFI Replacement Options issued to replace such Employee Strathmore Options shall include the same provisions with respect to the ability to exercise the EFI Replacement Option after the holder ceases to be a director, officer, employee or consultant of EFI that are in effect under the Stock Option Plan of Strathmore in effect on the Effective Date, subject to all necessary stock exchange acceptances (which EFI and Strathmore have covenanted to best efforts to obtain or effect). Upon delivery to a holder of an Employee Strathmore Option of a certificate or agreement representing the EFI Replacement Option issued in exchange for a currently outstanding Employee Strathmore Option, the Employee Strathmore Option shall be terminated and the holder of such Employee Strathmore Option shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such exchange and termination;

(xii)

each currently outstanding Non-Employee Strathmore Option will be exchanged for an EFI Replacement Option based on the Exchange Ratio, for the same exercise price as for one Strathmore Share, and on the same terms and conditions, as specified in the Non- Employee Strathmore Option agreements. For holders of currently outstanding Non- Employee Strathmore Options, the EFI Replacement Options issued to replace such Non- Employee Strathmore Options shall include the same provisions with respect to the ability to exercise the EFI Replacement Option after the holder ceases to be a director, officer, employee or consultant of EFI that are in effect under the Stock Option Plan of Strathmore in effect on the Effective Date, subject to all necessary stock exchange acceptances (which EFI and Strathmore have covenanted to best efforts to obtain or effect). Upon delivery to a holder of a Non-Employee Strathmore Option of a certificate or agreement representing the EFI Replacement Option issued in exchange for a currently outstanding Non-Employee Strathmore Option, the Non-Employee Strathmore Option shall be terminated and the holder of such Non-Employee Strathmore Option shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such exchange and termination;

(xiii)

each currently outstanding Strathmore Warrant will be exchanged for an EFI Replacement Warrant based on the Exchange Ratio, for the same exercise price as for one Strathmore Share, and on the same terms and conditions, specified in the warrant indenture and/or warrant certificate governing the Strathmore Warrants. Upon delivery to a holder of a Strathmore Warrant of a certificate or agreement representing the EFI Replacement Warrant issued in exchange for a currently outstanding Strathmore Warrant, the Strathmore Warrant shall be terminated and the holder of such Strathmore Warrant shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such exchange and termination;

(xiv)	each Subco Share shall be cancelled and the holder thereof shall receive, for each such Subco Share, one common share in the capital of the Merged Company;

(xv)	the name of the Merged Company shall be “Strathmore Minerals Corp.”;

(xvi)	the address of the registered and records office of the Merged Company shall be Suite 1200, 200 Burrard Street, Vancouver, British Columbia V7X 1T2;

(xvii)	the Merged Company shall be authorized to issue an unlimited number of common shares without par value;

(xviii)

the notice of articles of the Merged Company shall be the Notice of Articles of Strathmore except that they will reflect the composition of the Board of Directors of the Merged Company as agreed between EFI and Strathmore;

(xix)	the articles of the Merged Company shall be the Articles of Strathmore, a copy of which is attached as Appendix I to this Plan of Arrangement;

(xx)	the first annual meeting of the Merged Company will be held within 18 months from the Effective Date; and

(xxi)	the first directors of the Merged Company following the merger shall be the persons set out in the notice of articles referred to in Section 3.2(e)(xviii),

provided that none of the foregoing will occur or be deemed to occur unless all of the foregoing occurs.

Section 3.3 On or immediately prior to the Effective Date, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the requisite EFI Payment Shares, required to be issued in accordance with the provisions of Section 3.2(e) hereof, which certificates shall be held by the Depositary as agent and nominee for former Strathmore shareholders for distribution to such former shareholders in accordance with the provisions of Article 5 hereof.

Section 3.4 On or within 10 business days of an applicable Employment Termination Obligation arising, EFI shall deliver or arrange to be delivered to the applicable Former Employee the Cancellation Consideration. For greater certainty, delivery of the Cancellation Consideration under this Plan of Arrangement shall constitute satisfaction of 50% of the Employment Termination Obligations to such Former Employee and the balance of the Employment Termination Obligations, if not previously satisfied, shall remain outstanding until so paid.

Section 3.5 Any transfer of any securities pursuant to the Arrangement shall be free and clear of any hypothecs, liens, claims, encumbrances, charges, adverse interests or security interests.

Section 3.6 No fractional securities shall be issued pursuant to any of the exchanges contemplated pursuant to Section 3.2 hereof. In the event the number of securities issuable pursuant to an exchange is not otherwise a whole number, the number of securities issuable shall be rounded to the nearest whole number (and if the fraction is 0.5, the number of securities issuable shall be rounded up to the next whole number).

ARTICLE 4 - RIGHTS OF DISSENT

Rights of Dissent

Section 4.1 The Holders of Strathmore Shares may exercise rights of dissent conferred by the Interim Order in the manner set out in Section 242 of the Act, as modified by the Interim Order with respect to the Arrangement, provided that the notice of dissent is received by 11:00 a.m. (Vancouver time) on the date that is two business days prior to the date of the Strathmore Meeting. Without limiting the generality of the foregoing, Holders who duly exercise such rights of dissent and who are:

(a)	ultimately determined to be entitled to be paid by Strathmore the fair value for their Strathmore Shares shall be deemed to have had their Strathmore Shares cancelled on the Effective Date; or

(b)

ultimately determined not to be entitled to be paid their fair value for any reason for their Strathmore Shares shall be deemed to have participated in the Arrangement on the same basis as non-dissenting Holders of Strathmore Shares and shall receive EFI Payment Shares on the basis determined in accordance with Section 3.2(e)(vii) of this Plan of Arrangement.

In no case shall EFI or Strathmore be required to recognize the Holders who are ultimately determined to be entitled to be paid the fair value of their Strathmore Shares as contemplated by Subsection 4.1(a) above as EFI shareholders at and after the Effective Time, and the names of such Holders shall be removed from EFI’s register of shareholders as of the Effective Time.

ARTICLE 5 - CERTIFICATES AND DOCUMENTATION

Entitlement to EFI Share Certificates

Section 5.1 After the Effective Date, the former shareholders of Strathmore shall be entitled to receive certificates representing EFI Payment Shares on the basis set forth in Section 3.2(e) by complying with the requirements set forth in Section 5.5.

Entitlement to Options and Warrants of EFI

Section 5.2 After the Effective Date and subject to Section 3.2, the holders of outstanding Strathmore Options and Strathmore Warrants shall be entitled to receive documentation evidencing EFI Replacement Options and EFI Replacement Warrants on the terms described in Section 3.2(e)(ix) and (xii), respectively.

Letters of Transmittal

Section 5.3 Promptly after the Effective Date, EFI shall forward (or cause to be forwarded), in accordance with the terms of this Arrangement, a letter of transmittal (the “Share Letter of Transmittal”) to each Holder of Strathmore Shares to which Section 3.2(e) applies, at the address of each shareholder as it appeared in the register of Strathmore, with instructions for obtaining delivery of certificates representing EFI Payment Shares.

Promptly after the Effective Date, EFI shall forward (or cause to be forwarded) a letter of transmittal (the “Warrant Letter of Transmittal”) to each holder of Strathmore Warrants to which Section 3.2(e) applies, at the address of each such holder as it appears in Strathmore’s records, with instructions for obtaining delivery of certificates representing EFI Replacement Warrants. Certificates representing EFI Replacement Warrants shall be registered in the name or names and will be delivered by letter mail postage pre-paid or in the case of postal disruption, by such other means as EFI deems prudent, to such address or addresses as such warrantholder may direct in the Warrant Letter of Transmittal as soon as practical after the receipt by EFI of the documents required.

Section 5.4 EFI shall forward (or cause to be forwarded) to each holder of Strathmore Options, at the address provided by Strathmore to EFI, agreements representing the EFI Replacement Options to which such holder is entitled promptly after the Effective Date.

Procedure for Exchange of Certificates

Section 5.5 A former shareholder of Strathmore must deliver, within six (6) years of the Effective Date, the following documents in order to receive certificate(s) for EFI Payment Shares issued to such shareholder under this Plan of Arrangement:

(a) the certificate representing such shareholder’s Strathmore Shares to the Depositary or as the Depositary may otherwise direct in accordance with instructions contained in the Share Letter of Transmittal;

(b) the duly completed Share Letter of Transmittal; and

(c) such other documents as the Depositary may reasonably require.

Certificates shall be registered in the name or names and will be delivered by letter mail postage pre-paid or in the case of postal disruption, by such other means as the Depositary deems prudent, to such address or addresses as such shareholder may direct in the Share Letter of Transmittal as soon as practical after the receipt by the Depositary of the documents required under this Section 5.5.

Termination of Rights

Section 5.6 Any certificates formerly representing Strathmore Shares that are not deposited with all other documents as provided in Section 5.5 on or before the sixth anniversary of the Effective Date shall cease to represent any right or claim of any kind or nature and the right of the former shareholder of such Strathmore Shares to receive certificates representing EFI Payment Shares and the EFI Payment Shares issued to such former Strathmore shareholder shall be deemed to be surrendered to EFI together with all dividends or distributions thereon held for such shareholder.

Distribution

Section 5.7 All dividends paid or distributions made in respect of the EFI Payment Shares for which a certificate formerly representing Strathmore Shares has not been deposited with all other documents as provided in Section 5.5 hereof, shall be paid and delivered to the Depositary to be held subject to Section 5.07 in trust for such shareholder, for delivery to the shareholder net of all withholding and other Taxes, upon delivery of the certificate in accordance with Section 5.5.

Withholding Rights

Section 5.8 The Merged Company, EFI, Subco, Strathmore and the Depositary shall be entitled to deduct and withhold from the consideration payable to any shareholder under this Arrangement such amounts as the Merged Company, EFI, Subco, or Strathmore or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended (the “Code”) or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

United States Tax Matters

Section 5.9 The merger of Subco and Strathmore as set for in this Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and the Agreement and Plan of Arrangement is intended to be a plan of reorganization for purposes of the Code and applicable U.S. Treasury Regulations thereunder. Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the Code, each party agrees to treat the transactions contemplated by the Agreement and this Plan of Arrangement as a reorganization in accordance with the provisions of Section 368(a) of the Code for United States federal income tax purposes and agrees to treat the Agreement and Plan of Arrangement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, unless otherwise required by applicable law. Except as otherwise provided in this Agreement or the Plan of Arrangement, each party hereto agrees to act in a manner that is consistent with the parties’ intention that the said merger of Subco and Strathmore is treated as a reorganization within the meaning of Section 368(a) of the Code, and none of the parties will take any action that would cause the merger not to qualify as a reorganization in accordance with Section 368(a) of the Code. Notwithstanding the foregoing, none of EFI, Subco or Strathmore makes any representation or warranty to any other party or to any shareholder, holder of EFI Payment Shares or other holder of securities of Strathmore or EFI (including, without limitation, stock options, warrants or other similar rights) regarding the United States tax treatment of such transactions, including but not limited to whether such transactions will qualify as a tax deferred plan of reorganization for purposes of United States federal, state or local income tax. Strathmore, EFI and Subco acknowledge that EFI, Subco, Strathmore and the shareholders are relying solely on their own tax advisors in connection with the Agreement and this Plan of Arrangement and related transactions and agreements.

Lost Certificates

Section 5.10 In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Strathmore Shares which were exchanged for EFI Payment Shares in accordance with this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the EFI Payment Shares which such holder is entitled to receive in accordance with Section 3.2 hereof. When authorizing such delivery of a certificate representing the EFI Payment Shares which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such EFI Payment Shares is to be delivered shall, as a condition precedent to the delivery of such EFI Payment Shares, give a bond satisfactory to EFI and the Depositary in such amount as EFI and the Depositary may direct, or otherwise indemnify EFI and the Depositary in a manner satisfactory to EFI and the Depositary, against any claim that may be made against EFI and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of EFI.

ARTICLE 6 - AMENDMENT

Plan of Arrangement Amendment

Section 6.1 EFI and Strathmore reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Strathmore Meeting, approved by the Court and communicated to the shareholders of Strathmore in the manner required by the Court (if applicable).

Section 6.2 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by EFI and Strathmore may be made at any time prior to or at the Strathmore Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Strathmore Meeting shall become part of this Plan of Arrangement for all purposes.

Section 6.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Strathmore Meeting shall be effective only if it consented to by each of EFI and Strathmore.

ARTICLE 7 - FURTHER ASSURANCES

Further Assurances

Section 7.1 Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

[Articles of the Merged Company]

Schedule “B”
EFI Share Capitalization

Energy Fuels Inc.

Share Capital Structure as of June 11, 2013

	Issue Date	Expiry Date	# of shares	Exercise Price
ISSUED AND OUTSTANDING			706,151,358
OPTIONS – Directors, officers, employees, etc.	3 Feb 2009	4 Feb 2014	600,000	$0.35
	17 July 2009	17 Jul 2014	450,000	$0.35
	22 Oct 2009	22 Oct 2014	150,000	$0.35
	21 Jun 2010	21 Jun 2015	12,500	$0.155
	13 Jul 2010	13 Jul 2015	895,000	$0.20
	21 Jul 2010	21 Jul 2015	12,500	$0.17
	5 Aug 2010	5 Aug 2015	900,000	$0.30
	18 Oct 2010	18 Oct 2015	75,000	$0.62
	10 Nov 2010	10 Nov 2015	50,000	$0.71
	13 Apr 2011	13 Apr 2016	1,660,000	$0.51
	7 Mar 2012	7 March 2017	6,471,000	$0.31
	13 Aug 2012	13 Aug 2017	2,688,000	$0.23
	13 Aug 2012	1 Sep 2017	600,000	$0.23
	13 Aug 2012	17 Sep 2017	100,000	$0.23
	27 Aug 2012	27 Aug 2017	3,325,000	$0.23
	27 Aug 2012	27 Aug 2017	10,000,000	$0.23
	27 Aug 2012	27 Aug 2017	500,000	$0.23
	27 Aug 2012	1 Sep 2017	625,000	$0.23
	25 Jan 2013	25 Jan 2016	50,000	$0.18
	9 May 2013	10 May 2018	300,000	$0.14
Agreement to Grant Options*	TBD	TBD	1,000,000	TBD
Total Number of Options			30,464,000

WARRANTS	31 Mar 2011	31 Mar 2015	11,500,000	$0.65
	3 Aug 2011	3 Aug 2013	340,000	$0.31
	21 Jun 2012	22 Jun 2015	17,750,250	$0.27
Total Number of Warrants			29,590,250

Common Shares Issuable upon conversion of Convertible Debentures	24 July 2012	30 June 2017	73,333,334	$0.30
FULLY DILUTED NUMBER OF SHARES			839,538,942
* Up to 1,000,000 options to be issued at market price on the date of issue to be granted upon satisfactory completion of certain events per an advisory agreement dated October 2012.
In addition to the foregoing, a completion fee of $600,000 is payable to EFI’s financial advisors upon completion of the Arrangement in common shares of EFI at a price equal to the 5 day VWAP of the Company’s common share as of the date of completion of the Arrangement, per an agreement dated March 13, 2013.

Schedule “C”
Strathmore Share Capitalization

Strathmore Minerals Corp.
Share Capital Structure as of June 11, 2013

	Issue Date	Expiry Date	# of shares	Exercise Price
ISSUED AND OUTSTANDING			124,673,285

OPTIONS-Directors, officers, employees etc.*
	26-Sep-2008	26-Sep-2013	150,000	$0.60
	10-Nov-2008	10-Nov-2013	3,875,000	$0.41
	01-Feb-2011	01-Feb-2014	100,000	$1.30
	17-Feb-2010	17-Feb-2015	1,485,000	$0.65
	17-Feb-2012	17-Feb-2015	400,000	$0.55
	29-Nov-2010	29-Nov-2015	190,000	$1.30
	23-Dec-2010	23-Dec-2015	1,280,000	$1.17
	22-Feb-2012	22-Feb-2022	1,050,000	$0.56
	6-Oct-2012	26-Oct-2022	1,600,000	$0.215

Total Number of Options			10,130,000

RESTRICTED SHARE UNITS**			2,143,668

FULLY DILUTED NUMBER OF SHARES			136,946,953
*Vesting removed upon change in control. ** Restricted Share Units will convert to Strathmore common shares and become fully vested and issued upon change in control.

Schedule D

Roca Honda Project

(Specific mining claim, surface rights and mining lease information redacted)

Schedule E

Copper King Project

(Specific mining lease information redacted)

Schedule F

Gas Hills Project

Gas Hills Properties includes all lode mining claims listed below and the following leases:

(Specific mining claim, surface rights and mining lease information redacted)